Filed by Netro Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Netro Corporation
Commission File No.: 000-26963

This filing relates to a planned merger (the “Merger”) between SR Telecom, Inc. (“SR Telecom”) and Netro Corporation (“Netro”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 27, 2003 (the “Merger Agreement”), by and among SR Telecom, Netro and Norway Acquisition Corporation. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Netro on March 27, 2003.

On March 27, 2003, Netro sent the following email to its employees:

Dear Netro Employees:

I am pleased to announce to you that today we have entered into a merger agreement with SR Telecom, Inc. The details of the terms of this agreement are included in the attached press release. This is exciting news for all Netro stakeholders, as Netro’s assets, impressive intellectual property, engineering achievement, and customer relationship will be becoming a part of the leader in the fixed wireless access space. For those of you unfamiliar with SR Telecom, they are largest player in the fixed wireless market in terms of market share for their area of prime focus – the rural markets. SR Telecom boasts key assets that will allow the Netro products to flourish, including:

*	worldwide sales and distribution presence, with sales in over 100 countries through their own sales team

*	in-house manufacturing and cost reduction capabilities that has allowed them to achieve gross margins in excess of 50%

*	a worldwide commissioning and installation team that has an impressive track record of installing systems with hundreds of thousands of lines; and

*	a strong management team with a record of effective execution.

Based in Montreal, SR Telecom’s revenues for fiscal year 2002 were $134 million, and it employs 800 people, more than half of whom are outside of Canada.

After the merger is complete, SR Telecom will undertake all of Netro’s obligations and liabilities as well as its customer and supplier relationships. The merger agreement is subject to various closing conditions and governmental consents. SR Telecom management will be visiting us the week of April 7, to discuss the merger.

I know that you have many questions regarding this announcement and your employment status, as well as questions regarding the consummation of the deal and the events leading to it. For this purpose we will hold an employee meetings today at 12:30 in both San Jose (where I will moderate) and Redmond (where Shlomo will moderate). We cannot guarantee answers to all your questions, since many details regarding the actual integration activity have not been decided yet. In any case, we will do our best to answer your questions, and let you voice any concerns you may have. In addition, once additional matters become clear, we will continue communicating with you to explain the evolving process.

Best regards,

Sanjay

Sanjay K. Khare
Chief Financial Officer

SR Telecom and Netro plan to file a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro’s stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation’s Chairman of the Board and Chief Executive Officer, and certain of Netro’s other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be described in the proxy statement/prospectus.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE ACQUISITION.

Except for historical information provided herein, this press release contains information and statements of a forward-looking nature within the meaning of the United States federal securities laws concerning the future performance of SR Telecom and SR Telecoms anticipated acquisition of Netro. Statements of expected synergies, accretion, and timing of closing are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Readers are advised that actual results may differ materially from expected results based on a number of factors, many of which are beyond the control of SR Telecom and Netro. Such factors include, without excluding other considerations, risks associated with the proposed acquisition, including the approval of the proposed merger by Netro stockholders, obtaining regulatory approval and the satisfaction of other closing conditions, fluctuations in quarterly results, evolution in customer demand for SR Telecom’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this press release will be included in the proxy statement/prospectus to be filed by SR Telecom and Netro with the United States Securities and Exchange Commission.